LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MC, DC and VA	(301) 299-8092
(Not Admitted: MD)	Fax: (301) 299-8093
levensonfam@msn.com

November 11, 2009

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dragon Jade International Ltd.
Amendment No. 4 to Registration Statement on Form 20-F
Amendment No. 2 to Annual Report on Form 20-F
Filed November   , 2009
File No. 0-53593

Dear Mr. Owings:

On behalf of the registrant, we respectfully submit responses to the comments in your letter of October 21, 2009 to YUE Kou, Chief Financial Officer of the registrant, concerning Amendment No. 3 to the Registration Statement and the Annual Report, both filed October 1, 2009.   The responses are numbered to correspond to the numbered comments in your letter.

Amendment No. 3 to Registration Statement on Form 20-F

General

C1.  We note that you did not mark your filing status on the cover page.  Please mark on your cover page whether you are a large accelerated, accelerated or non-accelerated filer or advise whey it is not appropriate for you to do so.

A1. The non-accelerated filer box has been checked.

C2.  Where applicable, please update your tabular and narrative disclosures where financial information is presented as or for the year ended March 31, 2008 to reflect the same information as of or for the year ended March 31, 2009.  For example, the disclosure on pages three, four and 10 should be revised.

A2.  The tabular and narrative disclosures where financial information is presented have been updated to reflect the same information as of and for the fiscal year ended March 31,  2009.

Item 3.  Key Information, page 2

Currency Exchange Rates, Page 3

C3.  Please update your exchange rate tables using exchange rate figures as of the latest practicable date.  In this regard, you filed this document on September 30, 2009, but you provide the exchange rate as of December 31, 2008, the high and low exchange rates for the past six months ending December 2008 and the exchange rates for the five most recent financial years ending December 2008.

A3.  The exchange rate table has been updated to include the exchange rates for the five fiscal years ending March 31, 2009 and each of the six months ended Sept 30, 2009.

Item 5. Operating and Financial Review and Prospects

C4.  We note that you include financial statements for the fiscal year ended March 31, 2009, as required.  However, it does not appear that you fully discuss your financial condition, changes in your financial condition and results of operations for the year ended March 31, 2009, including the causes of material changes in your financial statement line items from fiscal year 2008 to fiscal year 2009, to the extent necessary for an understanding of your business.  Also, it does not appear that you fully explain the reasons behind certain period-to-period changes.  For example, please disclose the reason or reasons for the changes in your selling, general and administrative expenses between fiscal year 2008 and fiscal year 2009, discuss the specific expenses you reduced in order to decrease these expenses from $36,556 in fiscal year 2008 to $31,220 in fiscal year 2009 and explain how this reduction has affected your ability to conduct your operations.  As another example, please update the paragraph on page 10 in which you discuss that your auditors have substantial doubt as to your ability to continue as a going concern as of March 31, 2008 and you disclose your sustained losses from inception until March 31, 2008.  As a further example, please update your discuss under the subsection entitled “B. Liquidity and capital resources,” through March 31, 2009.

A4.  The tabular and narrative disclosures and discussion of financial information have been updated in response to this comment for a better understanding of our business.

Item 7.  Major Shareholders and Related Party Transactions, page 14

B. Related Party Transactions, page 14

C5.  We note your response to comment two from our letter dated July 28, 2009.  We were unable to locate the changes in your registration statement that you reference in you letter dated September 30, 2009and, therefore, we reissue that comment.

A5.  The responses are included on page 14.

C6.  We note your response to comment three from our letter dated July 28, 2009.  In the third paragraph of this subsection, you state that you considered the price of your sale of 10,000 shares to Wong Yan Sang at $0.10 per share “to be fair.”  In this regard, in your response to comment 18 from our letter dated May 20, 2009, you state that you consider the “terms of the transaction…to be fair to [you].”  Please revise your disclosure to state clearly, if true, that you consider the terms of this sale to be fair to you.

A6.  The disclosure has been revised to state that we consider the terms of this sale to be fair to the Company.

Item 8.  Financial Information, page 14

C7.  This section is out of date.  Please update the listing of financial statements to include Dragon Jade International Ltd. financial statements as of and for the three years ended March 31, 2009.

A7.  The section has been updated to include financial statements as of and for the three years ended March 31, 2009.

C8.  Please tell us why you continue to included [sic] unaudited interim financial statements and financial information throughout your document for periods that are included in the yearly audited financial statements.  To the extent the financial statements of Dragon Jade prior to November 2008 represent KASH historical financial statements, please explain to us why it is necessary to include separate historical financial statements as of and for the three years ended March 31, 2009.  We may have further substantive comment upon receipt of your response.

A8.  The document has been revised to delete unaudited interim financial statements that are included in yearly audited financial statements.  We believe that the separate KASH historical financial statements are material to an understanding of the Company’s business.

Item 10.  Additional Information, page 16

A.  Share capital, page 16

C9.  Please provide the amount of your shares that are issued and outstanding as of the date of the most recent balance sheet included in your financial statements and as of the later practical date.  Refer to Item 10.A. of Form 20-F.

A9.  The amount of issued and outstanding shares as of March 31, 2009 and September 30, 2009 has been set forth.

Item 19.  Exhibits, page 19

C10.  In either a footnote to the Exhibit Index or as a parenthetical phrase at the end of the description of each exhibit, please disclose with which document you filed each exhibit you are incorporating by reference.

A10.  We do not understand this comment.  All exhibits have been filed as part of the Registration Statement on Form 20-F, as amended, and all exhibits in the Annual Report on Form 20-F, as amended, are incorporated by reference to the same numbered exhibit in the Registration Statement on Form 20-F, as amended.

C11.  If you file an updated consent from your auditors, please ensure that it includes the audited financial statements for the year ended March 31, 2009.

A11.  An updated consent has been filed and includes the audited financial statements for the year ended March 31, 2009.

Annual Financial Statements for the years ended March 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm, page 1

C12.  Please tell us why the report does not include an explanatory paragraph referring to the restatement of the March 31, 2007 and March 31, 2008 financial statements disclosed in Note 9 of KASH historical financial statements.  Refer to Auditing Standards Codification Sections AU 420.12 and AU 508.  In addition, there should be a similar footnote in the current financial statements.  Finally, please label the 2007 and 2008 columns of the appropriate financial statements as “restated.”

A12.  The restatement is referred to in the fourth paragraph of the Auditor’s Report.  The restatement also is referred to in the first paragraph of Note 1 to the Consolidated Financial Statements and in Note 12.  Also, the columns representing March 31, 2008 and March 31, 2007 are captioned “Restated.”

Consolidated Statemenets of Changes in Stockholders’ Equity (Deficit), page 5

C13.  We note your response to comments seven and eight from our letter dated July 28, 2009 and the related revisions to your disclosure.  Please revise your disclosure to indicate whether Dragon Jade (the shell company) had any assets/liabilities that are reflected in the combined company’s financial statements.  Please also disclose any shares outstanding, and related par value, at the time of the reverse merger.  Furthermore, it is unclear what is meant by “…the acquisition will be accounted for as a recapitalization with the transaction treated as a reverse acquisition…” (emphasis added).  It is unclear what the distinction is between a recapitalization and reverse merger.  Please ensure your terminology is accurate and reflects the substance of your accounting.

A13.  Dragon Jade had current assets of $22,452 and no liabilities at March 31, 2009, and no outstanding shares prior to the reverse merger.  At the time of the reverse merger, Dragon Jade issued 30,000,000 shares, no par value, to acquire the capital stock of KASH.  The language “transaction treated as a reverse acquisition” has been deleted.

C14.  Please tell us why you have omitted a line item for the 900,000 shares issued upon the conversion of the shareholder loan or revise your financial statements.

A14.  KASH issued the 900,000 shares to the debtholders in satisfaction of the debt.  These shares were part of the 30,000,000 shares issued by Dragon Jade at the date of the recapitalization.

Annual Report on Form 20-F for the Year Ended March 31, 2009

C15.  Please address the comments above in your annual report on Form 20-F as applicable.

A15.  The annual report has been revised to address the comments as to the registration statement.

Item 15.  Controls and Procedures, page 18

C16.  Your chief executive officer and chief financial officer are required to make their evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period for which the report is filed.  However, it appears that the conclusion as to the effectiveness of your disclosures controls and procedures by your chief financial officer was made as of August 31, 2009.  Please revise or advise.

C17.  Also, you state that your chief executive officer and chief financial officer have concluded that “the Company’s disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 of the Securities Exchange Act of 1934) are adequate and effective in ensuring the accuracy and integrity of the information provided herein.”  Please revise the disclosure to either include the full definition of disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act or simply state that your disclosure controls and procedures are effective.

C18.  You state that the framework your management used to evaluate the effectiveness of your internal control over financial reporting is “in accordance with the guidance set forth in Release No. 344-55929.”   Please revise to identify the framework your management used to evaluate the effectiveness of your internal control over financial reporting or advise why you are not required to do so.  Refer to Item 15(b)(2) of Form 20-F.

C19.  You disclose that there have been “no significant changes made” and no corrective actions taken “with regard to any significant deficiencies or material weaknesses” in your “internal disclosure controls and procedures.”  Please clarify whether you are referring to your disclosure controls and procedures or your internal control over financial reporting and revise your statement to disclose whether there were any changes or material deficiencies or weaknesses in either your disclosure controls and procedures or your internal control over financial reporting.

C20.  We note your statement that your auditors provided an attestation report on management’s assessment of your internal control over financial reporting in this annual report.  However, we are unable to locate this report.  Please advise or revise.

C21.  You state that “[t]here were no material changes in internal control over financial reporting in connection with management’s evaluation of the financial information in this annual report.”  Please revise to clearly state whether you had any change in your internal controls over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 15(d) of Form 20-F.

A16, 17, 18, 19, 20 and 21.  The disclosure set forth under Item 15 had been revised completely in response to your comments here, except that references to “internal controls over financial reporting” have been deleted in that the SEC has delayed this reporting until years ended after June 2010 for non-accelerated filers such as the Company. ..

Item 19.  Exhbits, page 20

C22.  Please provide the certifications required by Rules 13a-14(a) or 15(d)-14(a) under the Exchange Act.  Refer to paragraph 12 under the section of Form 20-F entitled, “Instructions as to Exhibits.”

A22.  The required certifications are provided as Exhibits 12.1 and 12.2.

C23.  Also, please provide the certifications required by Rule 13a-14(b) or 15d-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 8 of the United States Code.  Refer to paragraph 13 under the section of Form 20-F entitled, “Instructions as to Exhibits.”

A23.  The required certifications are provided as Exhibits 13.1 and 13.2.

The registration and the annual report have been amended in response to your comments.  We will attempt to provide marked copies to you and your staff.  We would appreciate your expeditious review of the amendments.

Thank you for the courtesies you and your staff have extended to the Company and the undersigned.

Sincerely,

/s/David J. Levenson
David J. Levenson

cc:	Ta Tanisha Meadows, Staff Accountant
Jim Allegretto, Senior Assistant Chief Accountant
Robert W. Errett, Staff Attorney
John Fieldsend, Attorney-Adviser